UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Albany International Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	1-10026 (Commission File No.)	14-0462060 (I.R.S. Employer Identification Number)

216 Airport Drive, Rochester, New Hampshire (Address of Principal Executive Offices)		03867 (Zip Code)

Joseph M. Gaug

Vice President General Counsel & Secretary

(518) 445-2273

(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed,

and provide the period to which the information in this form applies:

__ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Form SD and Conflict Minerals Disclosure are publicly available on our website at.

https://ww2.albint.com/supplierportal/home

This report relates to products manufactured or contracted to be manufactured by Albany International Corp., including its consolidated subsidiaries (collectively referred to herein as “Albany”), during the calendar year ending December 31, 2019 for which 3TG1 have been determined to be necessary to the functionality or production, in compliance with Rule 13p-1 under the Securities Exchange Act of 1934.

Albany is a global advanced textiles and materials processing company that manages its global operations through two core divisions: Machine Clothing (“MC”) and Albany Engineered Composites (“AEC”). Albany’s MC division is a leading producer of custom-designed fabrics and belts essential to production in the paper, nonwovens, and other process industries. Albany’s AEC division is a rapidly growing supplier of highly engineered composite parts for the aerospace and automotive industries.

Given the nature of its businesses, Albany is removed from the mining of 3TG and does not have any direct relationships with smelters or refiners. Its 3TG inquiry, assessment, and analysis therefore focused on an analysis of raw materials and components used in its products and the suppliers of those materials and components.

Based on its analysis, Albany determined that there were limited instances in which its AEC division sources from third-party suppliers certain metallic sub-components of its products that could possibly contain 3TG.

As a result, AEC conducted a Reasonable Country of Origin Inquiry (“RCOI”), which Albany believes was reasonably designed to determine whether any of the 3TG that might be contained in its products originated in a Covered Country.2 The RCOI consisted of contacting directly each of the potential suppliers of the relevant sub-components in order to (i) confirm the presence or absence of 3TG in the sub-components supplied, and (ii) if the presence of 3TG was confirmed, make additional inquiries regarding the origin of such minerals. Based on the results of the RCOI, Albany has no reason to believe that any of these 3TG originated in a Covered Country.

Item 1.02	Not applicable.

Section 2 - Exhibits

Item 2.01	Not applicable.

1 As used in this report, “3TG” means cassiterite, columbite-tantalite, wolframite and gold, and their derivatives tin, tantalum and tungsten.

2 As used in this report, Covered Countries means the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia, and Angola.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALBANY INTERNATIONAL CORP.	Date: May 29, 2020

By: /s/ Joseph M. Gaug

Joseph M. Gaug

Vice President General Counsel and

Secretary

(Signature and Title)